

March 2, 2012

<u>Via E-Mail</u>

Frank S. Sklarsky
Chief Financial Officer
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland

> **Re:** **Tyco International Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 16, 2011**
> **File No. 1-13836**

Dear Mr. Sklarsky:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of 2010 news articles reporting that an Iranian firm closely linked with Tehran's nuclear program acquired special hardware for enriching uranium including valves and vacuum gauges made by a French company that you owned until December 2009. We also are aware of a January 2007 article reporting that your contract for representation by law firm Eversheds provides for it to engage local counsel in 27 jurisdictions where it does not have a presence, including Iran, and a LinkedIn entry for a person in Iran who lists his occupation as a Manager at Tyco International.

Iran is designated as a state sponsor of terrorism by the U.S. Department and State and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about Iran. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note a November 2008 news article reporting that UAE's Technowave International has branch offices in countries including Iran and that it is an official distributor of Tyco Fire & Security. Describe any services, products or technology you have provided to Iran and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government.

2. We note disclosure on page 18 that some of your products are dual use products. Please tell us whether any of the products or services underlying contacts with Iran described in the foregoing comment are dual use products or are otherwise on the U.S. Department of Commerce's Commerce Control List.

3. Please discuss the materiality of your contacts with Iran described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Judith A. Reinsdorf
          Executive Vice President and General Counsel

          Larry Spirgel
          Assistant Director
          Division of Corporation Finance